The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 2, 2021

Citigroup Global Markets Holdings Inc.	March-----, 2021 Medium-Term Senior Notes, Series N Pricing Supplement No. 2021-USNCH[ ] Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-224495 and 333-224495-03

Callable Range Accrual Notes Linked to the 2-Year Constant Maturity Swap Rate Due March 10, 2036

▪	Subject to our right to call the notes for mandatory redemption, as described below, the notes offered by this pricing supplement will pay a variable coupon at an annual rate that may be as high as the contingent rate of 4.25% per annum or as low as 0.00%. The actual variable coupon rate for a given coupon payment date will depend on the level of the 2-year Constant Maturity Swap Rate (“CMS2”) (the “underlying rate”) on each elapsed day during the accrual period preceding that coupon payment date. No interest will accrue on the notes on any day when the underlying rate falls outside the range of 0.00% to 3.00%.

▪	We have the right to call the notes for mandatory redemption on any coupon payment date beginning one year after issuance.

▪	The notes are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Underlying rate:	CMS2
Stated principal amount:	$1,000 per note
Pricing date:	March 8, 2021
Issue date:	March 10, 2021
Maturity date:	Unless earlier redeemed, March 10, 2036
Payment at maturity:	Unless earlier redeemed, $1,000 per note plus the coupon payment due at maturity, if any
Variable coupon payments:	On each coupon payment date, you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date. The variable coupon rate for any coupon payment date will be determined as follows:
contingent rate per annum ×…	number of accrual days during the related accrual period
number of elapsed days during the related accrual period

Each coupon payment per note will be equal to (i) $1,000 multiplied by the variable coupon rate per annum, multiplied by (ii) the day count fraction.  The “day count fraction” means the number of elapsed days during the related accrual period divided by 365; provided that, if any portion of that accrual period falls in a leap year, the “day count fraction” means the sum of (a) the actual number of days in that portion of the accrual period falling in a leap year divided by 366 and (b) the actual number of days in that portion of the accrual period falling in a non-leap year divided by 365.

If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full contingent rate, and if there are no accrual days in a given accrual period, the variable coupon rate for the related coupon payment date will be 0%.

Contingent rate:	4.25% per annum
CMS2:	On any date, the 2-year Constant Maturity Swap Rate, as published on Reuters page “ICESWAP1” at 11:00 a.m. (New York City time) on that day. See “Determination of CMS2” and “Discontinuance of CMS2” below for further information.
Coupon payment dates:	The 10th day of each March, June, September and December beginning in June 2021, except that the final coupon payment date will be the maturity date (or the earlier date on which we redeem the notes, if applicable)
Accrual period:	For each coupon payment date, the period from and including the immediately preceding coupon payment date (or the issue date in the case of the first coupon payment date) to but excluding such coupon payment date
Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:	The accrual condition will be satisfied on an elapsed day if, and only if, the underlying rate is within the underlying rate range on that elapsed day. See “Additional Information” on the next page.
Underlying rate range:	0.00% to 3.00%, inclusive
Early redemption:	We have the right to redeem the notes, in whole and not in part, on any potential redemption date upon not less than five business days’ notice for an amount in cash equal to 100% of the stated principal amount of your notes plus the coupon payment due on the date of redemption, if any.
Potential redemption dates:	The coupon payment dates occurring in March, June, September and December of each year, beginning in March 2022 and ending in December 2035
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17328YRR7 / US17328YRR70
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee(3)	Proceeds to issuer(3)
Per note:	$1,000	$10	$990
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be between $950 and $980 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) The issue price for eligible institutional investors and investors purchasing the notes in fee-based advisory accounts will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, that the issue price for such investors will not be less than $990 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession or underwriting fee with respect to such sales as described in footnote (3) below. See “Supplemental Plan of Distribution” in this pricing supplement.

(3) CGMI will receive an underwriting fee of up to $10 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $10 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts. The per note underwriting fee in the table above represents the maximum underwriting fee payable per note. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total proceeds to issuer. You should refer to “Supplemental Plan of Distribution” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the following documents, which can be accessed via the following hyperlinks:

Product Supplement No. IE-06-06 dated June 4, 2019      Prospectus Supplement and Prospectus each dated May 14, 2018

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Additional terms relating to the accrual condition. For purposes of determining whether the accrual condition is satisfied on any elapsed day that is not a U.S. government securities business day, the underlying rate will be assumed to be the same as on the immediately preceding U.S. government securities business day (subject to the discussion in the section “Determination of CMS2” in this pricing supplement). In addition, for all elapsed days from and including the fourth-to-last U.S. government securities business day in an accrual period to and including the last elapsed day of that accrual period, the underlying rate will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days. Notwithstanding statements in the accompanying product supplement that the satisfaction of the accrual condition will depend on the level of an equity index, the accrual condition for these notes is based solely on CMS2 and not on the level of any equity index.

A “U.S. government securities business day” is any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Prospectus. The first sentence of “Description of Debt Securities— Events of Default and Defaults” in the accompanying prospectus shall be amended to read in its entirety as follows:

Events of default under the indenture are:

•	failure of Citigroup Global Markets Holdings or Citigroup to pay required interest on any debt security of such series for 30 days;
•	failure of Citigroup Global Markets Holdings or Citigroup to pay principal, other than a scheduled installment payment to a sinking fund, on any debt security of such series for 30 days;
•	failure of Citigroup Global Markets Holdings or Citigroup to make any required scheduled installment payment to a sinking fund for 30 days on debt securities of such series;
•	failure of Citigroup Global Markets Holdings to perform for 90 days after notice any other covenant in the indenture applicable to it other than a covenant included in the indenture solely for the benefit of a series of debt securities other than such series; and
•	certain events of bankruptcy or insolvency of Citigroup Global Markets Holdings, whether voluntary or not (Section 6.01).

PS-2

Citigroup Global Markets Holdings Inc.

Hypothetical Examples

The following table presents examples of hypothetical variable quarterly coupon payments based on the number of accrual days in a particular accrual period. For illustrative purposes only, the table assumes a non-leap year and an accrual period that contains 90 elapsed days. Your actual quarterly coupon payments will depend on the actual number of elapsed days during the relevant accrual period and the actual underlying rate on each elapsed day. The applicable variable coupon rate for each accrual period will be determined on a per annum basis but will apply only to that accrual period.

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Variable Coupon Rate (per Annum)**	Hypothetical Variable Coupon Payment per Note***
0	0.000%	$0.000
1	0.047%	$0.116
10	0.472%	$1.164
15	0.708%	$1.747
20	0.944%	$2.329
25	1.181%	$2.911
30	1.417%	$3.493
35	1.653%	$4.075
40	1.889%	$4.658
45	2.125%	$5.240
50	2.361%	$5.822
55	2.597%	$6.404
60	2.833%	$6.986
65	3.069%	$7.568
70	3.306%	$8.151
75	3.542%	$8.733
80	3.778%	$9.315
85	4.014%	$9.897
90	4.250%	$10.479

* An accrual day is an elapsed day on which the accrual condition is satisfied (i.e., on which the underlying rate is within the underlying rate range)

** The hypothetical variable coupon rate per annum is equal to (i) the contingent rate of 4.25% per annum multiplied by (ii) (a) the hypothetical number of accrual days in the related accrual period, divided by (b) 90

*** The hypothetical variable coupon payment per note is equal to (i) $1,000 multiplied by the hypothetical variable coupon rate per annum, multiplied by (ii) (90/365)

The following four examples illustrate the calculation of the variable coupon rate for a given accrual period based on different hypothetical underlying rate values. For illustrative purposes only, the examples assume an accrual period that contains 90 elapsed days. Your actual variable coupon payments will depend on the actual number of elapsed days during the relevant accrual period and the actual underlying rate on each elapsed day. The applicable variable coupon rate for each accrual period will be determined on a per annum basis but will apply only to that accrual period.

Example 1

The underlying rate is within the underlying rate range for each elapsed day during the entire accrual period. Because the accrual condition is therefore satisfied for each elapsed day during the entire accrual period, the hypothetical variable coupon rate would be 4.25% per annum for that accrual period.

Example 2

The underlying rate is below the underlying rate range for each elapsed day during the entire accrual period. Because the accrual condition is not satisfied on each elapsed day during the accrual period, the hypothetical variable coupon rate would be 0.00% per annum for that accrual period.

Example 3

The underlying rate exceeds the underlying rate range for each elapsed day during the entire accrual period. Because the accrual condition is not satisfied on each elapsed day during the accrual period, the hypothetical variable coupon rate would be 0.00% per annum for that accrual period.

PS-3

Citigroup Global Markets Holdings Inc.

Example 4

The underlying rate is within the underlying rate range for 45 elapsed days during the hypothetical 90-day accrual period. Because the accrual condition is only satisfied for half of the accrual period, the hypothetical variable coupon rate for that accrual period would equal 2.125% per annum.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying rate. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	The notes offer a variable coupon rate and you may not receive any coupon payment on one or more coupon payment dates. Any variable coupon payment you receive will be paid at a per annum rate equal to the contingent rate for the applicable coupon payment date only if the accrual condition is satisfied on each elapsed day during the related accrual period. The accrual condition will be satisfied on any elapsed day only if the underlying rate is within the underlying rate range on that elapsed day. If, on any elapsed day during an accrual period, the accrual condition is not satisfied, the applicable variable coupon payment will be paid at a rate that is less, and possibly significantly less, than the contingent rate. If, on each elapsed day during an accrual period, the accrual condition is not satisfied, no variable coupon payment will be paid on the related coupon payment date. Accordingly, there can be no assurance that you will receive a variable coupon payment on any coupon payment date or that any variable coupon payment you do receive will be calculated at the full contingent rate. Thus, the notes are not a suitable investment for investors who require regular fixed income payments.

▪	No interest will accrue on the notes on any day when the underlying rate exceeds 3.00%. The notes are, therefore, subject to the significant risk that underlying rate may increase from its current level. Although many factors may affect the level of the underlying rate, one important factor is the monetary policy of the Federal Reserve Board. If the Federal Reserve Board raises its federal funds target rate from its current level, the level of the underlying rate is very likely to rise. If underlying rate rises to a level that exceeds 3.00%, the notes will no longer bear interest, until such time as the underlying rate falls back below 3.00%. It is possible that the underlying rate may increase beyond 3.00% relatively early in the term of the notes and remain above that level for the entire remaining term of the notes, so that you will not receive any interest payments for a substantial portion of the term of the notes. You should understand that the underlying rate is affected by many factors, and that it may increase beyond 3.00% even in the absence of a change in the monetary policy of the Federal Reserve Board.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no variable coupon payments. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	The higher potential yield offered by the notes is associated with greater risk that the notes will pay a low or no coupon on one or more coupon payment dates. The notes offer variable coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity. You should understand that, in exchange for this potentially higher yield, you will be exposed to significantly greater risks than investors in our conventional debt securities (guaranteed by Citigroup Inc.). These risks include the risk that the variable coupon payments you receive, if any, will result in a yield on the notes that is lower, and perhaps significantly lower, than the yield on our conventional debt securities of the same maturity that are guaranteed by Citigroup Inc. The volatility of the underlying rate is an important factor affecting this risk. Greater expected volatility of the underlying rate as of the pricing date may contribute to the higher yield potential, but would also represent a greater expected likelihood as of the pricing date that you will receive low or no coupon payments on the notes.

▪	The notes may be called for mandatory redemption at our option after the first year of their term, which limits your ability to receive variable coupon payments if the underlying rate performs favorably. In determining whether to redeem the notes, we will consider various factors, including then current market interest rates and our expectations about payments we will be required to make on the notes in the future. If we call the notes for mandatory redemption, we will do so at a time that is advantageous to us and without regard to your interests. We are more likely to redeem the notes at a time when the underlying rate is performing favorably from your perspective and when we expect it to continue to do so. Therefore, although the notes offer variable coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the

PS-4

Citigroup Global Markets Holdings Inc.

same maturity, if the notes are paying that higher rate and we expect them to continue to do so, it is more likely that we would redeem the notes. Accordingly, the redemption feature of the notes is likely to limit the benefits you receive from the variable coupon payments. If we exercise our redemption right prior to maturity, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

▪	The underlying rate will not be observed on certain days and will be assumed to be the same as on earlier days, which will cause certain days to have a greater weight in determining the variable coupon rate. With respect to an elapsed day on which the underlying rate is not available, the underlying rate for that day will be deemed to be the same as on the immediately preceding elapsed day on which the underlying rate is available. In addition, for all elapsed days from and including the fourth-to-last day that is a U.S. government securities business day in an accrual period to and including the last elapsed day of that accrual period, the underlying rate will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days. The relative weighting of the applicable preceding elapsed day will be magnified for purposes of determining whether such elapsed day qualifies as an accrual day. Under these circumstances, if the applicable preceding elapsed day is not an accrual day, each successive day on which the underlying rate is not observed will also not qualify as an accrual day. As a result, to the extent that such preceding elapsed day is not an accrual day, such preceding elapsed day will have a greater weight in determining the number of accrual days during an accrual period. This could adversely affect the amount of any variable coupon payment.

▪	The notes may be riskier than notes with a shorter term. The notes are relatively long-dated, subject to our right to call the notes for mandatory redemption after the first year of the term of the notes. By purchasing notes with a longer term, you are more exposed to fluctuations in market interest rates and equity markets than if you purchased notes with a shorter term. Specifically, you will be negatively affected if the underlying rate falls outside the underlying rate range. If the underlying rate is outside the underlying rate range on each day during an entire accrual period, you will be holding a long-dated security that does not pay any coupon.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying rate and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as

PS-5

Citigroup Global Markets Holdings Inc.

the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the coupon that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the underlying rate and a number of other factors, including interest rates generally, the time remaining to maturity of the notes and our and/or Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the underlying rate may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes is not a recommendation of an investment linked to the underlying rate. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying rate is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in instruments related to the underlying rate, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying rate.

▪	The underlying rate will be affected by a number of factors and may be highly volatile. The underlying rate is influenced by many factors, including:

▪	the monetary policies of the Federal Reserve Board;

▪	current market expectations about future interest rates;

▪	current market expectations about inflation;

▪	the volatility of foreign exchange markets;

▪	the availability of relevant hedging instruments;

▪	the perceived general creditworthiness of the banks that participate in the interest rate swap market and the London interbank loan market; and

▪	general credit and economic conditions in global markets, and particularly in the United States.

As a result of these factors, CMS2 may be highly volatile.

▪	The historical performance of the underlying rate is not an indication of its future performance. The historical performance of the underlying rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying rate during the term of the notes. Changes in the underlying rate will affect the value of the notes, but it is impossible to predict whether the underlying rate will rise or fall.

▪	The underlying rate may be adversely affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who may take positions directly in financial instruments related to the underlying rate and may adjust such positions during the term of the notes. Our affiliates also trade financial instruments related to the underlying rate on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the underlying rate in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

PS-6

Citigroup Global Markets Holdings Inc.

▪	You will have no rights against the publisher of the underlying rate. You will have no rights against the publisher of the underlying rate even though the amount you receive on each interest payment date will depend upon the level of the underlying rate. The publisher of the underlying rate is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, such as the discontinuance of the underlying rate, Citibank, N.A., as calculation agent, will be required to make discretionary judgments that could significantly affect any coupon payment you receive. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

▪	The way CMS2 is calculated may change in the future, which could adversely affect the value of the notes. The method by which CMS2 is calculated may change in the future, as a result of governmental actions, actions by the publisher of CMS2 or otherwise. We cannot predict whether the method by which CMS2 is calculated will change or what the impact of any such change might be. Any such change could affect the CMS2 in a way that has a significant adverse effect on the notes.

▪	Since August 2019, the underlying rate has not been published on a significant number of scheduled publication days. If the underlying rate is not published and at least three reference bank quotations are not provided, the underlying rate will be determined by the calculation agent. Since August 2019, ICE Benchmark Administration Limited has not published the underlying rate on a significant number of scheduled publication days. For example, in March and April 2020, the underlying rate was not published on any of the scheduled publication days. It is possible that such non-publication may continue and that the frequency of non-publication may increase. If, with respect to any elapsed day during the term of the notes, the underlying rate is not published and at least three reference bank quotations are not provided as further described under “Determination of CMS2” in this pricing supplement, the underlying rate will be determined by the calculation agent in good faith and in a commercially reasonable manner. As a result, any such increase in the frequency of non-publication may increase the likelihood that the underlying rate for one or more elapsed days will be so determined by the calculation agent. See also “—The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes.”

▪	Uncertainty about the future of LIBOR may affect CMS2 in a way that adversely affects the return on and the value of the notes. CMS2 is a market rate for the fixed leg of a fixed-for-floating interest rate swap with a 2-year term, where the floating leg is based on 3-month U.S. dollar LIBOR. As a result, CMS2 is significantly influenced by 3-month U.S. dollar LIBOR and expectations about future levels of 3-month U.S. dollar LIBOR. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the LIBOR administrator. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. It is also impossible to predict the impact of any LIBOR-related developments on the method of calculation or the value of CMS2. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, including for purposes of the interest rate swaps underlying CMS2, and it is impossible to predict the effect of any such alternatives on the value of notes, such as the notes, that are linked to CMS2. Any changes to 3-month U.S. dollar LIBOR or the calculation of CMS2, and any uncertainty at what these changes may be, may affect CMS2 in a way that adversely affects your return on and value of the notes.

▪	CMS2 may be calculated based on dealer quotations or by the calculation agent in good faith and in a commercially reasonable manner. If, on any U.S. government securities business day, CMS2 cannot be determined by reference to Reuters page “ICESWAP1” (or any successor page), then CMS2 on that day will be determined on the basis of the mid-market, semi-annual CMS2 quotations provided to the calculation agent by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that day. If fewer than three quotations are provided as requested, CMS2 will be determined by the calculation agent in good faith and in a commercially reasonable manner. CMS2 determined in this manner and used in the determination of the payment at maturity on the notes may be different from the CMS2 that would have been published on the Reuters page “ICESWAP1” and may be different from other published rates, or other estimated rates, of CMS2.

Determination of CMS2

CMS2 represents, at any time, a market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with a 2-year term. A conventional fixed-for-floating U.S. dollar interest rate swap is an agreement between two parties to exchange payment streams in U.S. dollars over a given period of time, where one party pays a fixed rate (the “fixed leg”) and the other party pays a floating rate that is reset periodically based on 3-month U.S. dollar LIBOR (the “floating leg”). 3-month U.S. dollar LIBOR is a measure of the rate at which banks lend U.S. dollars to each other for a period of 3 months in the London interbank market.

For purposes of the notes, the calculation agent will determine CMS2 on any date by reference to the rate for U.S. dollar interest rate swaps with a 2-year maturity appearing on Reuters page “ICESWAP1” (or any successor page as determined by the calculation agent) as of 11:00 a.m. (New York City time) on that day.

If, however, a rate for CMS2 is not published on Reuters page “ICESWAP1” (or any successor page as determined by the calculation agent) on any date, then the calculation agent will request mid-market semi-annual swap rate quotations from the principal New York City office of five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 am, New York City time, on that day. For this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a

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2-year maturity, commencing on that day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to U.S. dollar LIBOR with a designated maturity of three months. If at least three quotations are provided, the rate for CMS2 for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, CMS2 will be determined by the calculation agent in good faith and using its reasonable judgment.

CMS2 is calculated by ICE Benchmark Administration Limited based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps with a 2-year maturity that are sourced from electronic trading venues.

The provisions set forth in this section “Determination of CMS2” are subject to the discussion in “Discontinuance of CMS2” below.

Discontinuance of CMS2

If the calculation and publication of CMS2 is permanently canceled, then the calculation agent may identify an alternative rate that it determines, in its sole discretion, represents the same or a substantially similar measure or benchmark as CMS2, and the calculation agent may deem that rate (the “successor CMS2”) to be CMS2 for purposes of the notes. Upon the selection of any successor CMS2 by the calculation agent pursuant to this paragraph, references in this pricing supplement to the original CMS2 will no longer be deemed to refer to the original CMS2 and will be deemed instead to refer to that successor CMS2 for all purposes. In such event, the calculation agent will make such adjustments, if any, to any CMS2 rate that is used for purposes of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor CMS2, the calculation agent will cause notice to be furnished to us and the trustee.

If the calculation and publication of CMS2 is permanently canceled and no successor CMS2 is chosen as described above, then the calculation agent will calculate CMS2 on each subsequent date of determination in good faith and using its reasonable judgment. Such rate, as calculated by the calculation agent, will be the relevant rate for CMS2 for all purposes.

Notwithstanding these alternative arrangements, the cancellation of CMS2 may adversely affect the value of and return on the notes.

Historical Information on CMS2

CMS2 was 0.254% on February 26, 2021.

The graph below shows the published daily rate for CMS2 for each day it was available from January 3, 2011 to February 26, 2021. We obtained the values below from Bloomberg L.P., without independent verification. You should not take the historical performance of CMS2 as an indication of future performance.

Historical CMS2 January 3, 2011 to February 26, 2021

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United States Federal Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, based on current market conditions, the notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes, and the remaining discussion is based on this treatment.

Stated interest on the notes will be taxable to a U.S. Holder (as defined in the accompanying prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting.

Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to the U.S. Holder. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition.

Subject to the discussion in “United States Federal Tax Considerations” in the accompanying prospectus supplement, under current law Non-U.S. Holders (as defined in the accompanying prospectus supplement) generally will not be subject to U.S. federal withholding or income tax with respect to interest paid on and amounts received on the sale, exchange or retirement of the notes if they comply with applicable certification requirements. Special rules apply to Non-U.S. Holders whose income on the notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.

FATCA. You should review the section entitled “United States Federal Tax Considerations—FATCA” in the accompanying prospectus supplement regarding withholding rules under the “FATCA” regime. The discussion in that section is hereby modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of affected financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

The issue price is $1,000 per note; provided that the issue price for an eligible institutional investor or an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The issue price for such investors will not be less than $990 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession with respect to such sales as described in the next paragraph.

CGMI, an affiliate of Citigroup Global Markets Holdings Inc., is the underwriter of the sale of the notes and is acting as principal. CGMI may resell the notes to other securities dealers at the issue price of $1,000 per note less a selling concession not in excess of the underwriting fee. CGMI will receive an underwriting fee of up to $10 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $10 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts. For the avoidance of doubt, any fees or selling concessions described in this pricing supplement will not be rebated if the notes are redeemed prior to maturity.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this expected hedging activity even if the value of the notes declines. This hedging activity could affect the level of the underlying rate and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

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Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects the uncertainty on the date of this preliminary pricing supplement about the values of the inputs to CGMI’s proprietary pricing models on the pricing date.

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.”

Certain Selling Restrictions

Hong Kong Special Administrative Region

The contents of this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus have not been reviewed by any regulatory authority in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”). Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus, they should obtain independent professional advice.

The notes have not been offered or sold and will not be offered or sold in Hong Kong by means of any document, other than

(i)	to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or

(ii)	to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “Securities and Futures Ordinance”) and any rules made under that Ordinance; or

(iii)	in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

There is no advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Non-insured Product: These notes are not insured by any governmental agency. These notes are not bank deposits and are not covered by the Hong Kong Deposit Protection Scheme.

Singapore

This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus have not been registered as a prospectus with the Monetary Authority of Singapore, and the notes will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this pricing supplement or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person under Section 275(1) of the Securities and Futures Act or to any person pursuant to Section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. Where the notes are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

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(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor, securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the relevant securities pursuant to an offer under Section 275 of the Securities and Futures Act except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the Securities and Futures Act or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the Securities and Futures Act; or

(ii)	where no consideration is or will be given for the transfer; or

(iii)	where the transfer is by operation of law; or

(iv)	pursuant to Section 276(7) of the Securities and Futures Act; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Any notes referred to herein may not be registered with any regulator, regulatory body or similar organization or institution in any jurisdiction.

The notes are Specified Investment Products (as defined in the Notice on Recommendations on Investment Products and Notice on the Sale of Investment Product issued by the Monetary Authority of Singapore on 28 July 2011) that is neither listed nor quoted on a securities market or a futures market.

Non-insured Product: These notes are not insured by any governmental agency. These notes are not bank deposits. These notes are not insured products subject to the provisions of the Deposit Insurance and Policy Owners’ Protection Schemes Act 2011 of Singapore and are not eligible for deposit insurance coverage under the Deposit Insurance Scheme.

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

© 2021 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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